

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2012

Via E-mail
Mr. Gene Donnelly
Chief Financial Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

> **RE: Apollo Global Management, LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 1-35107**

Dear Mr. Donnelly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 7

1. In view of the complexity of your structure, in future filings, please consider including a diagram showing the relationships among the registrant, the Apollo Operating Group, Holdings, the managing partners and contributing partners, AGM Management, LLC and the strategic investors and public investors.

2. We note your disclosure in the third paragraph that you focus on nine core industry sectors in which you have considerable knowledge and experience. In future filings, please identify and briefly discuss these nine core industry sectors.

Management's Discussion and Analysis of Financial Condition . . . , page 76

Market Considerations, page 77

3. We note your disclosure here that your revenues consist, in part, of carried interest with respect to only your private equity funds and capital market funds, and the table summarizing your carried interest on page 98 does not reflect carried interest income from your real estate funds. However, in the second paragraph on page 98 you discuss carried interest income from certain real estate funds. Please clarify to us whether you receive carried interest income from your real estate funds and revise future filings accordingly.

Item 11. Executive Compensation, page 262

Compensation Discussion and Analysis, page 262

Compensation Elements for Named Executive Officers, page 263

4. We note that both Messrs. Donnelly and Suydam received annual discretionary cash bonuses in 2011. In future filings, please include a discussion of this element of your compensation program, including how it fits with your compensation philosophy and how it impacts your decisions regarding the award of other elements of compensation. See Item 402(b)(1) of Regulation S-K.

Annual Salary, page 263

5. We note your disclosure in the first paragraph that you did not increase the base salary of any of your named executive officers in 2011. However, Mr. Donnelly's base salary increased by $500,000 from 2010 to 2011. In future filings, please disclose the factors you considered in materially increasing any of your named executive officers' salaries. See Item 402(b)(2)(ix) of Regulation S-K. Please show us what the disclosure would have looked like with respect to Mr. Donnelly for 2011.

Carried Interest, page 263

6. We note your disclosure in the second full paragraph regarding the incentive pool carried interest program. Please address the following, with a view toward future disclosure:

   • Please clarify to us the meaning of the term "carried interest realizations earned."

- Please disclose the amount of the carried interest realizations earned in 2011 that was placed into the incentive pool.

- Please explain how you determine the amount of carried interest realizations you earn that you place into the incentive pool. For example, is there a maximum incentive pool amount or percentage cap based on the carried interest realizations earned?

- Explain how you determined the amount of the $5,000 fixed component of the incentive pool.

- Please tell us the basis for the payments, including the amount thereof, that Messrs. Donnelly and Suydam received as distributions from the incentive pool. In this regard, we note your disclosure that these amounts are awarded based on your overall realized performance and contributions and performance of participants. However, we also note disclosure in note (4) to the Summary Compensation Table that they received these distributions "in respect of amounts waived for investment pursuant to the terms of a management fee waiver program." Please clarify the meaning of this disclosure for us as part of your response.

Summary Compensation Table, page 265

7. In footnote 4 you indicate that the amounts in the All Other Compensation column include accrued carried interest classified as compensation expense, regardless of whether it is realized. Therefore, the amounts include both actual cash distributions and unrealized amounts accrued in respect of dedicated carried interest allocations. However, disclosure in the first full paragraph on page 264 could be read to suggest that actual cash distributions with respect to dedicated carried interest allocations are not reflected in the All Other Compensation column. Please clarify this apparent inconsistency for us. Also, if the amounts in the All Other Compensation column include both the actual cash distributions and accrual amounts, please provide us your analysis as to why this presentation is appropriate as compared to reporting the accrual amount and providing footnote disclosure of the actual cash distributions.

8. We note your disclosure on page 264 in which you state that you have included in the "All Other Compensation" column of the table the actual distributions paid from the incentive pool. Please tell us what consideration you gave to reporting this amount as non-equity incentive plan compensation in the table.

Narrative Disclosure to the Summary Compensation Table . . . , page 266

9. Please revise your disclosure in future filings to discuss the material terms of Mr. Suydam's employment arrangement. See Item 402(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director